Exhibit 4.4

INVESTOR RIGHTS AMENDING AGREEMENT

This Investor Rights Amending Agreement (this “Agreement”) is made the 3rd day of November, 2022.

BETWEEN:

MODERN MINING TECHNOLOGY CORP.

(the “Company”)

- and -

JEET BASI

(the “Warrantholder Representative”)

WHEREAS the Company entered into an Investor Rights Agreement (the “Original Agreement”) dated July 31, 2022 with the Warrantholder Representative, as representative for the Investors, to grant the Investors certain rights as set out therein;

AND WHEREAS the Company and the Warrantholder Representative desire to amend the Original Agreement to provide that the Original Agreement shall terminate in the event the Company completes an initial public offering of its common shares on a U.S. stock exchange;

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

1.1	Defined Terms

For the purposes of this Agreement, unless otherwise defined, all terms shall have the respective meanings ascribed thereto in the Original Agreement.

1.2	Amendment

The Original Agreement is hereby amended to delete Paragraph 3.2 in its entirety, and replace it with the following:

3.2	Termination

This Agreement shall terminate on the earliest of (i) the date that Investors and its Affiliates does not own, directly or indirectly, any Warrants (ii) the expiry date of the Warrants, and (iii) immediately prior to the completion by the Company of an initial public offering of its common shares and listing on a U.S stock exchange.

1.3	Original Agreement Still in Effect

The Original Agreement and this Agreement shall together constitute and be read as one and the same written instrument. Except as otherwise amended by the foregoing, the provisions of the Original Agreement shall be and continue in full force and effect and are hereby confirmed as of the date hereof.

1.4	Governing Law

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

1.5	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

1.6	Counterparts

This Agreement may be executed and delivered in any number of counterparts, by facsimile copy, by electronic or digital signature or by other written acknowledgement of consent and agreement to be legally bound by its terms. Each counterpart when executed and delivered will be considered an original but all counterparts taken together constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

MODERN MINING TECHNOLOGY CORP.

By:	/s/ Jeet Basi
	Name:	Jeet Basi
	Title:	Chief Executive Officer

/s/ Jeet Basi
JEET BASI

INVESTOR RIGHTS AMENDING AGREEMENT